

July 21, 2015

Stephen G. Waldis
Chief Executive Officer
Synchronoss Technologies, Inc.
200 Crossing Boulevard, 8th Floor
Bridgewater, NJ 08807

> **Re: Synchronoss Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 25, 2015**
> **File No. 000-52049**

Dear Mr. Waldis:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 43

1.   We note from your disclosure on page 76 that you had indefinitely reinvested undistributed foreign earnings of approximately $32.9 million as of December 31, 2014. Tell us your consideration to disclose the amount of cash and cash equivalents and investments that are currently held outside of the United States and the potential tax impact of repatriating such funds to the United States. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Contractual Obligations, page 45

2.   We note that during fiscal 2014 you issued $230 million of convertible senior notes. Please tell us your consideration for including these notes, including any interest payments, in your contractual obligations table. Refer to Item 303(a)(5) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 16. Legal Matters, page 81

3.   With regards to the Miyowa SA matter, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief